December 20, 2024

Heather Dixon
Chief Financial Officer
Acadia Healthcare Company, Inc.
6100 Tower Circle
Suite 1000
Franklin, Tennessee 37067

       Re: Acadia Healthcare Company, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 8-K filed February 27, 2024
           Response dated December 6, 2024
           File No. 001-35331
Dear Heather Dixon:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K Filed February 27, 2024
Exhibit 99

1. We note your response to prior comment 3, along with the draft presentations provided in Annexes A through C. In Annex B, please present Profit margin with equal or greater prominence of your presentation of Adjusted EBITDA margin.
2. In Annex A, we note your presentations of same facility results and facility results for profit margin, adjusted EBITDA margin, profit margin excluding income from provider relief fund, and adjusted EBTIDA margin excluding income from provider relief fund, all of which are non-GAAP measures. Please revise the title of profit margin to clearly identify it as a non-GAAP measure for both presentations. Please expand the associated reconciliations provided in Annex C to begin with the most directly comparable US GAAP measure and provide us with the revised reconciliations. Refer to Item 10(e)(1)(i)(B) of Regulation S-K for
guidance.
3. We note your response to prior comment 5, which provides the same information in
 December 20, 2024
Page 2

       Note 16 to your third quarter of fiscal year 2024 Form 10-Q. As previously requested, please provide us with a comprehensive explanation, including quantification, for each of the components included in the transaction, legal and other costs adjustment to your various non-GAAP performance measures and provide expand disclosures for the adjustment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Tayyaba Shafique at 202-551-2110 or Tracey Houser at 202-551-3736
if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services